SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

-------------

FORM 11-K

-------------

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For the Fiscal Year Ended December 31, 2006

 or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For the transition period from _______________ to ______________

                 Commission File Number: 001-10607

-------------

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

-------------

OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

                OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
                           SAVINGS AND STOCK OWNERSHIP PLAN, Registrant

           By    /s/ A.C. Zucaro
                                        A.C. Zucaro, Member of the
Administration Committee

Dated:  June 28, 2007

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS  AND
SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                       Pages

Reports of Independent Registered Public Accounting Firms                                        1 - 2

Financial Statements:

   Statements of Net Assets Available for Benefits as of
    December 31, 2006 and 2005                                                            3

   Statements of Changes in Net Assets Available for Benefits for the
    years ended December 31, 2006 and 2005                                                      4

   Notes to Financial Statements                                                           5 - 11

Supplemental Schedules:

    Schedule of Assets (Held at End of Year) at December 31, 2006                                      13

    Schedule of Reportable Transactions for the Year Ended December 31, 2006                               14

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Old Republic International Corporation Employees Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 26, 2006 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes and schedule of reportable transactions (referred to as “supplemental schedules”) as of and for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 14, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Old Republic International Corporation
Employees Savings and Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Old Republic International Corporation Employees  Savings  and  Stock Ownership  Plan (the "Plan") at December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                                                        /s/ PricewaterhouseCoopers LLC

Chicago, Illinois
June 26, 2006

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006 and 2005

	2006			2005
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Combined	Directed	Directed	Combined
	Account	Account	Account	Account	Account	Account

ASSETS
Investments, at fair value:
Old Republic International Corporation
Common shares	$-	$255,560,400	$255,560,400	$-	$239,044,705	$239,044,705
Mutual funds	156,575,959	-	156,575,959	134,403,728	-	134,403,728
	156,575,959	255,560,400	412,136,359	134,403,728	239,044,705	373,448,433

Contributions receivable from employers	-	6,776,479	6,776,479	-	6,451,155	6,451,155
Contributions receivable from employees	561,469	-	561,469	-	-	-
Accrued dividends receivable	-	-	-	-	5,971,633	5,971,633

Total assets	$157,137,428	$262,336,879	$419,474,307	$134,403,728	$251,467,493	$385,871,221

LIABILITIES

Unpaid anti-discrimination refunds	$135,439	$-	$135,439	$174,917	$-	$174,917
Unpaid administrative expenses	-	20,550	20,550	-	34,137	34,137

Total liabilities	135,439	20,550	155,989	174,917	34,137	209,054

NET ASSETS AVAILABLE FOR BENEFITS	157,001,989	262,316,329	419,318,318	134,228,811	251,433,356	385,662,167

Total liabilities and net assets
available for benefits	$157,137,428	$262,336,879	$419,474,307	$134,403,728	$251,467,493	$385,871,221

The accompanying notes are an integral part of the financial statements.

3

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended  December 31, 2006 and 2005

	2006			2005
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Combined	Directed	Directed	Combined
	Account	Account	Account	Account	Account	Account

Additions:
Employer contributions	$-	$6,782,645	$6,782,645	$-	$6,452,506	$6,452,506
Employee contributions	20,407,996	-	20,407,996	17,825,540	-	17,825,540
Interfund transfers	2,327,183	(2,327,183)	-	3,594,654	(3,594,654)	-
Interest income	251	31,446	31,697	2,006	13,600	15,606
Dividend income	7,441,017	6,655,270	14,096,287	4,476,441	14,867,916	19,344,357
Net appreciation in
fair value of investments	10,540,153	25,209,914	35,750,067	4,355,983	8,530,770	12,886,753

	40,716,600	36,352,092	77,068,692	30,254,624	26,270,138	56,524,762

Deductions:
Termination and withdrawal benefits	17,728,954	25,365,776	43,094,730	15,866,521	18,474,381	34,340,902
Anti-discrimination refunds	135,439	-	135,439	174,916	-	174,916
Administrative expenses	79,029	103,343	182,372	75,032	138,413	213,445

	17,943,422	25,469,119	43,412,541	16,116,469	18,612,794	34,729,263

NET ADDITIONS (DEDUCTIONS)	22,773,178	10,882,973	33,656,151	14,138,155	7,657,344	21,795,499

Net assets available for plan benefits,
beginning of year	134,228,811	251,433,356	385,662,167	120,090,656	243,776,012	363,866,668

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, END OF YEAR	$157,001,989	$262,316,329	$419,318,318	$134,228,811	$251,433,356	$385,662,167

The accompanying notes are an integral part of the financial statement.

4

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
___________________

1.             Description of Plan

A.            Basis of Presentation

The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries [the Corporation, the Plan Sponsor, the Company(ies) or the Employers]. These financial statements and accompanying notes together provide only general information about the Plan.  The Plan Agreement must be referred to for a complete description of the Plan's provisions.

B.            General

The Plan is a defined contribution plan covering a majority of employees of the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2005, the Plan was amended to become a 401-K plan.  Plan provisions remained unchanged except employee deferral contributions are made on a pre-tax basis up to the maximum allowable limit under the Internal Revenue Code.  For 2005 and prior, employees became participants in the Plan on the first January 1, they were employees and elected to make contributions to the Plan.  Beginning January 1, 2006, employees become participants on their employment date and as soon as they elect to make contributions to the Plan.

C.            Contributions

Deferral elected contributions from employees are made on a pre-tax basis up to a limit of $15,000.  Participants may elect to make additional contributions, on a post-tax basis,  up to a maximum of 100% of recognized compensation as defined in the Plan not to exceed the limits set by Section 415 of the Internal Revenue Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants.  Any employee who does not contribute to the Plan does not receive a Company matching contribution. Only employee contributions up to 6% are matched.  However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year.  Contributions are also subject to other Internal Revenue Code limitations (including the limits imposed by Internal Revenue Code Section 415).

Employees may also roll over into the Plan qualified distributions from their previous employer(s)’ qualified plan(s). In addition, employees who are 50 years of age or older at any time during the Plan year, may make catch-up contributions subject to Internal Revenue Code limitations. Rollovers and catch-up contributions are not eligible for company matching.

Participants direct the investment of their contributions into various Fidelity Investment mutual funds offered by the Plan, of which there are currently twenty.  Participants may change their investment allocation of their contributions and earnings thereon daily.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
___________________

1.         Description of Plan, Continued

The Company matching contribution is based on the following formula:

                                    Percentage of                        If the percentage increase in the Corporation's
                                    Recognized Compen-          average operating earnings per share for the
                                           sation Contributed               most recent five year period is:
                                                 Less Than     6.00%        9.01%       15.01%       Over
                                     6%           to 9%     to 15%   to 20%     20%                                                                                                     The Resulting Employer Matching Contribution
                                                                                              on the First 6%  of Employee Savings Will Be:
1.00% 30% 40% 65% 100% 140%
1.01 to 2.00% 28% 38% 63% 98% 138%
2.01 to 3.00% 26% 36% 61% 96% 136%
3.01 to 4.00% 24% 34% 59% 94% 134%
4.01 to 5.00% 22% 32% 57% 92% 132%
5.01 to 6.00% 20% 30% 55% 90% 130%
6.01 to 15.00% None None None None None

The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year, to the same average for the five years ending the year prior to the calculation year.  Operating earnings per share are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

Company matching contributions are allocated on December 31, and a Plan participant receives a matching contribution only if:
·            the Companies meet certain minimum profit objectives;
·            the participant completes 1,000 or more hours of service during the year; and
·            the participant is employed by one of the Companies on December 31 of that year, died or became fully  isabled during the year, or retired during the year after attaining age 65.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula.  The amount of the Companies' contributions are subject to the following limitations:

·                No contribution shall be made if the Companies’ consolidated annual net profit before extraordinary items and taxes is less than $2,500,000.
·                No contribution shall be made by any Employer for any fiscal year which exceeds  the maximum amount currently deductible by that Employer under section 404 of the  Internal Revenue Code.
·            No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
___________________

1.        Description of Plan, Continued

D.          Employee Account

When a plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) designated by the participant. These funds constitute the participant’s Employee Account which, for financial statement purposes, is included in the Participant Directed Account. Earnings inure to each plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) that the plan participant selected. Participants are fully vested in their contribution funds and earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year.  The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the participant’s Employee Account as of the last day of the prior plan year.  A participant may not withdraw contributions made during the year of withdrawal as an in-service withdrawal.  For contributions made to the Plan during 2005 and after, participants may make in-service withdrawals only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations.

E.           Company Account

Each year, the matching contributions and any discretionary contributions are allocated to the participant’s Company Account which, for financial statement purposes, is included in the Non-participant Directed Account. If a plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account. A plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period.

A plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies.  However, a plan participant will become 100% vested in his/her Company Account prior to six years of service if:

        ·     the plan participant has reached age 65, or
·     termination is caused by death, or
·     termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company stock).  If a participant elects a cash distribution of his/her Company Account, both his/her Company Account and Employee Account may, at the election of the participant, be paid:

·     in one lump sum, or
·     in a direct rollover to an eligible retirement plan specified by the participant, or
·     in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

The amount a plan participant receives from his/her Company Account is also affected by forfeitures and earnings.  If a plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited.  Forfeited amounts are re-allocated to remaining participants who made

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
___________________

1.         Description of Plan, Continued

employee contributions, completed 1,000 or more hours of service for the Companies during the year, and are employed by the Companies on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability.  Forfeitures are allocated based upon the ratio of the plan participant's recognized compensation to the recognized compensation of all eligible plan participants (recognized compensation is limited to a maximum of $150,000). Forfeitures allocated in the 2006 and 2005 plan years were $575,052  and $ 99,317, respectively.

Effective January 1, 1989, the Tax Reform Act provided that plan participants who reach age 55 and have 10 years of participation in the Plan are provided with the option of diversifying a portion of their Company Account balance out of Company stock and into alternative investment funds. Participants become eligible to diversify in the calendar year following the calendar year in which they attain age 55 and have also completed 10 years of participation.

The following table shows what percentage of a participant’s cumulative Company Account can be diversified:

      For the Following Plan Year
       During the Election Period
            First Plan Year                                                                             25.0%
            Second Plan Year                                                                        25.0%
            Third Plan Year                                                                            25.0%
Fourth Plan Year                                                                          25.0%
Fifth Plan Year                                                                             50.0%
Sixth Plan Year                                                                             57.5%
Seventh Plan Year                                                               65.0%
Eighth Plan Year                                                                          72.5%
Ninth Plan Year                                                                            80.0%
Tenth Plan Year                                                                           87.5%
Eleventh Plan Year                                                              95.0%
Twelfth Plan Year                                                                      100.0%

Effective January 1, 2007, the Plan’s diversification rules have been amended and liberalized to comply with the provisions of the Pension Protection Act of 2006.

The investment options available for diversification are the same mutual funds available for investment of Employee contributions.  For financial statement purposes, diversified funds are transferred from the Non-participant Directed Account to the Participant Directed Account, but are still considered part of the Company Account.

2.           Summary of Accounting Policies

A.             Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
___________________

2.           Summary of Accounting Policies, Continued

B.              Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

C.              Risks and Uncertainties

Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications.  These investment alternatives are made up of various types of Fidelity Investment’s mutual funds which can be equity based, fixed income based or a combination thereof.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles.  Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D.              Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date.  Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

E.               Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

F.               Plan Expenses

Plan expenses including fees for trustee, legal, accounting, auditing, investment, custodial and other services are paid by the Plan. Certain other expenses are paid or provided by the plan sponsor. Investment management fees paid by the Plan are included in the net investment appreciation (depreciation) for the year.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
___________________

3.           Investments

              The following presents investments, the fair value of which are 5 percent or more of Plan assets at December 31:

	2006	2005
Old Republic International Corporation Common Stock
(10,977,680 and 11,378,747 shares, respectively)	$255,560,400*	$239,044,705 *

*  Non-participant directed.

Net appreciation in the fair value of investments is broken down as follows for the years ended  December 31:

	2006	2005

Old Republic International Corporation Common Stock	$ 25,209,914	$ 8,530,770
Mutual funds	10,540,153	4,355,983
	$ 35,750,067	$ 12,886,753

4.             Parties in Interest

                Old Republic International Corporation and participating subsidiaries are parties in interest.  The Plan’s Non-Participant Directed Account (Company Account) is made up of the Corporation’s common stock as noted in Note 3.  Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

                Inter Capital Corporation of Chicago, an affiliate, is the Plan’s Trustee to whom trustee fees ($36,000 per annum) are paid by the Plan.

                Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan’s custodian, record keeper and provider of educational information to plan participants.  All mutual funds are managed by subsidiaries of FMR Corporation, which make FMR Corporation a party in interest.  Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $112,290 and $127,178 during 2006 and 2005, respectively.

5.             Termination Priorities

Although it has no plans to do so, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non‑forfeitable.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
___________________

6.             Tax Status

The Internal Revenue Service issued a favorable determination letter, dated March 6, 2007, approving changes to the Plan principally to become a 401-K plan The Plan has been amended since receiving the determination letter for becoming a 401-K Plan. However, the Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.             Anti-discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non- highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to how much contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. Anti-discrimination refunds payable to participants were $135,439 and $174,917 at December 31, 2006 and 2005, respectively.

SUPPLEMENTAL SCHEDULES

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
EIN: 36-2678171 PLAN NUMBER-003

			(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
		RATE OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR, OR			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		MATURITY		(d)	CURRENT
(a)*	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	FIDELITY FUND	N/A	VARIABLE	N/A	294,495	sh	#	$10,554,691
	FIDELITY EQUITY-INCOME FUND	N/A	VARIABLE	N/A	268,783	sh	#	15,737,219
	FIDELITY INVESTMENT GRADE BOND FUND	N/A	VARIABLE	N/A	406,701	sh	#	2,997,383
	FIDELITY INTERMEDIATE TERM BOND FUND	N/A	VARIABLE	N/A	311,291	sh	#	3,193,850
	FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	481,296	sh	#	4,278,725
	FIDELITY VALUE FUND	N/A	VARIABLE	N/A	236,180	sh	#	19,036,075
	FIDELITY CASH RESERVES	N/A	VARIABLE	N/A	10,185,452	sh	#	10,185,452
	SPARTAN MARKET INDEX FUND	N/A	VARIABLE	N/A	148,855	sh	#	14,583,359
	FIDELITY AGGRESSIVE GROWTH FUND	N/A	VARIABLE	N/A	277,749	sh	#	5,385,556
	FIDELITY DIVERSIFIED INTERNATIONAL FUND	N/A	VARIABLE	N/A	453,909	sh	#	16,771,941
	FIDELITY DIVIDEND GROWTH FUND	N/A	VARIABLE	N/A	582,221	sh	#	18,444,754
	FIDELITY SMALL CAP INDEPENDENCE FUND	N/A	VARIABLE	N/A	82,994	sh	#	1,747,018
	FIDELITY MID-CAP STOCK FUND	N/A	VARIABLE	N/A	364,451	sh	#	10,620,108
	FIDELITY SHORT-TERM BOND FUND	N/A	VARIABLE	N/A	1,745,698	sh	#	15,484,345
	FIDELITY FREEDOM INCOME FUND	N/A	VARIABLE	N/A	26,456	sh	#	305,305
	FIDELITY FREEDOM 2000 FUND	N/A	VARIABLE	N/A	17,273	sh	#	215,225
	FIDELITY FREEDOM 2010 FUND	N/A	VARIABLE	N/A	174,294	sh	#	2,548,184
	FIDELITY FREEDOM 2020 FUND	N/A	VARIABLE	N/A	186,786	sh	#	2,900,794
	FIDELITY FREEDOM 2030 FUND	N/A	VARIABLE	N/A	62,486	sh	#	1,001,657
	FIDELITY FREEDOM 2040 FUND	N/A	VARIABLE	N/A	61,637	sh	#	584,318
								156,575,959
EMPLOYER SECURITIES:
	OLD REPUBLIC INTERNATIONAL CORPORATION:
	COMMON STOCK	N/A	N/A	N/A	10,977,680	sh	$86,852,968	255,560,400

	TOTAL INVESTMENTS HELD							$412,136,359

Note:
* All parties above are "Parties in Interest".
# Participant directed funds.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
EIN: 36-2678171 PLAN NUMBER-003

						(h)
				(f)		Current Value
	(c)	(d)	(e)	Expense	(g)	of Asset on	(i)
(a) (b)	Purchase	Selling	Lease	Incurred with	Cost of	Transaction	Net Gain
Identity of Party or Investment Involved	Price	Price	Rental	Transaction	Asset	Date	or Loss
Description of Asset

Purchases of Investments

Old Republic International
Corporation Common Stock
(894,020 shares)	$19,274,415	N/A	N/A	N/A	$19,274,415	$19,274,415	-

Sales of Investments

Old Republic International
Corporation Common Stock
(1,295,086 shares)	N/A	$27,968,633	N/A	N/A	$9,742,521	$27,968,633	$18,226,112

Notes:
This schedule lists all non-participant directed transactions or series of transactions which aggregate in excess of 5% of the Fund assets at the beginning of the current year, as required by the Department of Labor.

Old Republic International Corporation is a "Party in Interest."